SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                        WILSONS THE LEATHER EXPERTS, INC.
       -----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    972463103
        -----------------------------------------------------------------
                                 (CUSIP Number)

                               Mark G. Schoeppner
                      Quaker Capital Management Corporation
                           401 Wood Street, Suite 1300
                         Pittsburgh, Pennsylvania 15222
                                 (412) 281-1948
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  June 15, 2007
       -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
                                 --------------
CUSIP No.                                                            972463103

1)      NAME OF REPORTING PERSON

Quaker Capital Management Corporation
-------------------------------------

        S.S. OR I.R.S. IDENTIFICATION
        NO. OF ABOVE PERSON                                25-1495646
                                                           ----------

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)  [    ]
                                                                (b)  [    ]

3)      SEC USE ONLY

4)      SOURCE OF FUNDS                                        AF
                                                           ----------

5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                              [    ]

6)      CITIZENSHIP OR PLACE OF ORGANIZATION               Commonwealth
                                                           of Pennsylvania
                                                           ---------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

        7)   SOLE VOTING POWER                             12,014,666
                                                           ----------

        8)   SHARED VOTING POWER                           1,128,405
                                                           ----------

        9)   SOLE DISPOSITIVE POWER                        12,014,666
                                                           ----------

        10)  SHARED DISPOSITIVE POWER                      1,128,405
                                                           ----------

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                           13,143,071
                                                           ----------

12)     CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES                [   ]


13)     PERCENT OF CLASS REPRESENTED BY
        AMOUNT IN ROW (11)                                 28.78%
                                                           ------

14)     TYPE OF REPORTING PERSON                           IA
                                                           --

CUSIP No.                                                            972463103

1)      NAME OF REPORTING PERSON

Quaker Capital Partners I, L.P.
-------------------------------------

        S.S. OR I.R.S. IDENTIFICATION
        NO. OF ABOVE PERSON                                25-1778076
                                                           ----------

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)  [    ]
                                                                (b)  [    ]

3)      SEC USE ONLY

4)      SOURCE OF FUNDS                                        WC
                                                           ----------

5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                              [    ]

6)      CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware
                                                           ----------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

        7)   SOLE VOTING POWER                             7,649,852
                                                           ----------

        8)   SHARED VOTING POWER                           0
                                                           ----------

        9)   SOLE DISPOSITIVE POWER                        7,649,852
                                                           ----------

        10)  SHARED DISPOSITIVE POWER                      0
                                                           ----------

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                           7,649,852
                                                           ----------

12)     CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES                [   ]


13)     PERCENT OF CLASS REPRESENTED BY
        AMOUNT IN ROW (11)                                 17.67%
                                                           ------

14)     TYPE OF REPORTING PERSON                           PN
                                                           --

CUSIP No.                                                            972463103

1)      NAME OF REPORTING PERSON

Quaker Premier, L.P.
-------------------------------------

        S.S. OR I.R.S. IDENTIFICATION
        NO. OF ABOVE PERSON                                25-1778068
                                                           ----------

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)  [    ]
                                                                (b)  [    ]

3)      SEC USE ONLY

4)      SOURCE OF FUNDS                                        AF
                                                           ----------

5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                              [    ]

6)      CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware
                                                           ----------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

        7)   SOLE VOTING POWER                             7,649,852
                                                           ----------

        8)   SHARED VOTING POWER                           0
                                                           ----------

        9)   SOLE DISPOSITIVE POWER                        7,649,852
                                                           ----------

        10)  SHARED DISPOSITIVE POWER                      0
                                                           ----------

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                           7,649,852
                                                           ----------

12)     CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES                [   ]


13)     PERCENT OF CLASS REPRESENTED BY
        AMOUNT IN ROW (11)                                 17.67%
                                                           ------

14)     TYPE OF REPORTING PERSON                           PN
                                                           --

CUSIP No.                                                            972463103

1)      NAME OF REPORTING PERSON

Quaker Capital Partners II, L.P.
-------------------------------------

        S.S. OR I.R.S. IDENTIFICATION
        NO. OF ABOVE PERSON                                11-3667966
                                                           ----------

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)  [    ]
                                                                (b)  [    ]

3)      SEC USE ONLY

4)      SOURCE OF FUNDS                                        WC
                                                           ----------

5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                              [    ]

6)      CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware
                                                           ----------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

        7)   SOLE VOTING POWER                             4,364,814
                                                           ----------

        8)   SHARED VOTING POWER                           0
                                                           ----------

        9)   SOLE DISPOSITIVE POWER                        4,364,814
                                                           ----------

        10)  SHARED DISPOSITIVE POWER                      0
                                                           ----------

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                           4,364,814
                                                           ----------

12)     CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES                [   ]


13)     PERCENT OF CLASS REPRESENTED BY
        AMOUNT IN ROW (11)                                 10.50%
                                                           ------

14)     TYPE OF REPORTING PERSON                           PN
                                                           --

CUSIP No.                                                            972463103

1)      NAME OF REPORTING PERSON

Quaker Premier II, L.P.
-------------------------------------

        S.S. OR I.R.S. IDENTIFICATION
        NO. OF ABOVE PERSON                                30-0135937
                                                           ----------

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)  [    ]
                                                                (b)  [    ]

3)      SEC USE ONLY

4)      SOURCE OF FUNDS                                        AF
                                                           ----------

5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                               [    ]

6)      CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware
                                                           ----------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

        7)   SOLE VOTING POWER                             4,364,814
                                                           ----------

        8)   SHARED VOTING POWER                           0
                                                           ----------

        9)   SOLE DISPOSITIVE POWER                        4,364,814
                                                           ----------

        10)  SHARED DISPOSITIVE POWER                      0
                                                           ----------

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                           4,364,814
                                                           ----------

12)     CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES                [   ]


13)     PERCENT OF CLASS REPRESENTED BY
        AMOUNT IN ROW (11)                                 10.50%
                                                           ------

14)     TYPE OF REPORTING PERSON                           PN
                                                           --

CUSIP No.                                                            972463103

1)      NAME OF REPORTING PERSON

Mark G. Schoeppner
-------------------------------------

        S.S. OR I.R.S. IDENTIFICATION
        NO. OF ABOVE PERSON
                                                           ----------

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)  [    ]
                                                                (b)  [    ]

3)      SEC USE ONLY

4)      SOURCE OF FUNDS                                    Not applicable
                                                           --------------

5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                              [    ]


6)      CITIZENSHIP OR PLACE OF ORGANIZATION               United States
                                                           of America
                                                           -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

        7)   SOLE VOTING POWER                             0
                                                           ----------

        8)   SHARED VOTING POWER                           0
                                                           ----------

        9)   SOLE DISPOSITIVE POWER                        0
                                                           ----------

        10)  SHARED DISPOSITIVE POWER                      0
                                                           ----------

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                           0
                                                           ----------

12)     CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES                [ X ]

        Mark G. Schoeppner disclaims beneficial ownership of 13,143,071 shares of the Issuer's Common Stock that may be deemed to be beneficially owned by clients of Quaker Capital Management Corporation, Quaker Capital Partners, I, L.P. and Quaker Capital Partners, II, L.P.

13)     PERCENT OF CLASS REPRESENTED BY
        AMOUNT IN ROW (11)                                 0%
                                                           ------

14)     TYPE OF REPORTING PERSON                           IN
                                                           --

Item 1.  Security and Issuer.
-----------------------------

     This Amendment No. 1 to Schedule 13D (this "Schedule 13D")is filed with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Wilsons The Leather Experts, Inc., a Minnesota corporation (the "Issuer"). The Issuer's principal executive offices are located at 7401 Boone Avenue North, Brooklyn Park, Minnesota 55428.


Item 2.  Identity and Background.
---------------------------------

     (a) -(f) This Schedule 13D is being filed by (i) Quaker Capital Management Corporation, a Pennsylvania corporation and a registered Investment Advisor under Section 203 of the Investment Advisors Act of 1940 ("QCMC"), (ii) Quaker Capital Partners I, L.P., a Delaware limited partnership ("Quaker I"), (iii) Quaker Premier, L.P., a Delaware limited partnership ("Premier"), (iv) Quaker Capital Partners II, L.P., a Delaware limited partnership ("Quaker II"), (v) Quaker Premier II, L.P., a Delaware limited partnership ("Premier2"), and (vi) Mark G. Schoeppner (collectively, the "Reporting Persons"). This Schedule 13D is being filed solely to report a material change in the Reporting Persons' beneficial ownership of shares of Common Stock.

     QCMC's principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. QCMC is engaged in the business of providing investment management services. QCMC is the general partner of Premier and Premier2. Premier's and Premier2's principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Premier's principal business activity is serving as the general partner of Quaker I. Premier2's principal business activity is serving as the general partner of Quaker II. Quaker I is primarily engaged in the business of investing in equity securities and its principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Quaker II is primarily engaged in the business of investing in equity securities and its principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Mark G. Schoeppner is QCMC's President and sole executive officer and director. Mr. Schoeppner's current business address is The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Mr. Schoeppner is a United States citizen.

     By virtue of the relationships described above (a) QCMC may be deemed to possess direct or indirect beneficial ownership of the Issuer's Common Stock held by or deemed to be held by Quaker I, Quaker II, and QCMC's investment advisory clients, (b) Premier may be deemed to possess indirect beneficial ownership of the Issuer's Common Stock held by or deemed to be held by Quaker I,
(c) Premier2 may be deemed to possess indirect beneficial ownership of the Issuer's Common Stock held by or deemed to be held by Quaker II and (d) Mr. Schoeppner may be deemed to possess indirect beneficial ownership of the Issuer's Common Stock held by or deemed to be held by Quaker I, Quaker II and QCMC.

     During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     As of the date hereof, QCMC may be deemed to beneficially own 13,143,071 shares of Common Stock. The 13,143,071 shares include shares of Common Stock that may be acquired upon the exercise of Warrants to Subscribe for and Purchase Common Stock, which were issued to Quaker I (the "First Quaker I Warrant") and Quaker II (the "First Quaker II Warrant") on April 25, 2004 (collectively, the "First Warrants") and shares of Common Stock that may be acquired upon the exercise of Warrants to Subscribe for and Purchase Common Stock (collectively, the "Second Warrants"), which were issued to Quaker I (the "Second Quaker I Warrant") and Quaker II (the "Second Quaker II Warrant") on July 2, 2004 in connection with the closing of the transaction provided for in the Common Stock and Warrant Purchase Agreement dated as of April 25, 2004 with the Issuer. Pursuant to an anti-dilution adjustment triggered by the Purchase Agreement (as defined below), the First Warrants and Second Warrants were amended such that 460,622 shares of Common Stock may now be acquired upon the exercise of each of the First Quaker I Warrant and the Second Quaker I Warrant and 256,859 shares of Common Stock may now be acquired upon the exercise of each of the First Quaker II Warrant and the Second Quaker II Warrant. The 13,143,071 shares of Common Stock that may be deemed to be beneficially owned by QCMC also includes 1,666,666 shares of Common Stock that may be acquired upon the exercise of Warrants to Subscribe for and Purchase Common Stock of the Issuer (collectively, the "Third Warrants"), which were issued to Quaker I (the "Third Quaker I Warrant") and Quaker II (the "Third Quaker II Warrant") on June 15, 2007 in connection with the closing of the Equity Financing (as defined below). 1,050,000 shares of Common Stock may be acquired upon the exercise of the Third

Quaker I Warrant and 616,666 shares of Common Stock may be acquired upon the exercise of the Third Quaker II Warrant. The First Warrants, the Second Warrants and the Third Warrants are immediately exercisable. The First Warrants expire on April 25, 2009, the Second Warrants expire on July 2, 2009 and the Third Warrants expire on June 15, 2012.

     Quaker I paid funds totaling approximately $3.15 million for the purchase of the 3,150 shares of Preferred Stock (as defined below) and the Third Quaker I Warrant. Quaker II paid funds totaling $1.85 million for the purchase of the 1,850 shares of Preferred Stock and the Third Quaker II Warrant. No borrowed funds were used to purchase the Preferred Stock or Third Warrants, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.  Purpose of Transaction.
--------------------------------

(a)-(f) As previously disclosed, on June 1, 2007, Quaker I, Quaker II, Marathon Fund Limited Partnership V ("MFV"), Peninsula Investment Partners, L.P. ("PIP") (collectively, the "Purchasers"), and Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement"). The Purchase Agreement provided for the sale, in a private placement, of 45,000 shares of Series A Convertible Preferred Stock ("Preferred Stock") and 15,000,000 warrants to purchase shares of Common Stock (the "Warrants"), resulting in gross proceeds to the Issuer of $45 million (the "Equity Financing"). The Issuer intends to use these proceeds for general working capital purposes and to pay fees related to the Equity Financing. The securities sold in the private placement have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from registration requirements. On June 15, 2007, the Issuer issued a press release announcing the closing of the Equity Financing, a copy of which is filed as Exhibit B hereto and is incorporated herein by reference. Pursuant to the Purchase Agreement, and in the Equity Financing, Quaker I received 3,150 shares of Preferred Stock and the Third Quaker I Warrant and Quaker II received 1,850 shares of Preferred Stock and the Third Quaker II Warrant.

     Concurrently with the execution of the Purchase Agreement, Quaker I and Quaker II entered into a Support Agreement with the Issuer, MFV, and PIP, a copy of which is filed as Exhibit C hereto and is incorporated herein by reference (the "Support Agreement"). Pursuant to the Support Agreement, Quaker I, Quaker II and PIP have agreed, for the benefit of MFV, to vote their respective shares of Common Stock held by them, and any other securities held by them having voting rights during the term of the Support Agreement: (i) in favor of the transactions contemplated by the Purchase Agreement, (ii) against any proposal or other corporate action that would result in any breach of any agreement of the Issuer under the Purchase Agreement or which could result in any of the conditions to the Issuer's obligations under the Purchase Agreement not being fulfilled, (iii) in favor of the two nominees for election as additional directors of the Issuer designated by MFV, (iv) against any proposal or other corporate action that would result in such nominees not being so elected, (v) in favor of any transaction involving the sale or merger of the Issuer with a third party, in which the third party (a) acquires a majority of the capital stock of the Issuer possessing the voting power to elect a majority of the Issuer's board of directors or (b) acquires assets constituting all or substantially all of the assets of the Issuer, that is proposed or supported by MFV, and (vi) against any such transaction opposed by MFV or that would result in such a transaction so proposed or supported not being presented to or approved by the Issuer's shareholders. In the Support Agreement, Quaker I, Quaker II and PIP granted an irrevocable proxy to Marathon Ultimate GP, LLC ("MULLC"), the general partner of the general partner of MFV, to enable MULLC to direct the voting of all such shares and other securities in any shareholder vote on the transactions described in clauses (i) and (ii) above. MFV's rights to require Quaker I, Quaker II and PIP to vote as described in clauses (iii) through (vi) will terminate upon the earlier to occur of (A) MFV holding less than 20% of the shares of Common Stock issued or issuable upon conversion of the Preferred Stock issued to the purchasers pursuant to the Purchase Agreement or (B) termination of the Support Agreement.

     The Support Agreement prohibits Quaker I, Quaker II and PIP from selling or otherwise transferring, encumbering, or granting a proxy or power of attorney with respect to (subject to certain limited exceptions), their respective shares of Common Stock and other securities, for a period of two years after the approval by Issuer's shareholders of the transactions contemplated by the Purchase Agreement (the "Two Year Lock-Up").

     The Support Agreement also prohibits Quaker I, Quaker II and PIP from (i) instigating, supporting or in any way participating in any proxy contest or otherwise engaging in the solicitation of proxies in opposition to matters proposed or otherwise supported by Issuer's board of directors or MFV, (ii) participating in any contest for the election of directors of Issuer (except with respect to their own director designees), (iii) participating in proxy solicitations for the approval of any shareholder proposals with respect to Issuer, (iv) forming, or otherwise participating in, any "group" for purposes of
Section 13(d)(3) of the Exchange Act, (v) soliciting, seeking, negotiating with any of Issuer's directors, officers or shareholders, or formulating, filing or making any public announcement with respect to, (A) any business combination, restructuring, recapitalization or similar transaction involving Issuer, (B) any modification of the Support Agreement, or (C) any proposal or other statement inconsistent with the Support Agreement (subject to certain limited exceptions),
(vi) seeking to remove any of Issuer's  directors  (except their own designees),
(vii) seeking to increase the number of Issuer's directors in excess of 11 or to increase the number of their own designees above one, (viii) calling or seeking to have called any meeting of Issuer's shareholders, or (ix) in any way assisting any third party to take any such actions.

     Quaker I, Quaker II and PIP have also agreed in the Support Agreement to not disparage MFV or the business strategies adopted by Issuer's board of directors or the implementation thereof.

     The Support Agreement terminates on the earlier of (i) June 1, 2011 or (ii) the date of termination of the Purchase Agreement.

     On June 15, 2007, in connection with the closing of the Equity Financing, Quaker I and Quaker II entered into a registration rights agreement (the "Registration Rights Agreement") with the Issuer, MFV and PIP, a copy of which is filed as Exhibit D hereto and is incorporated herein by reference. The Registration Rights Agreement provides the Purchasers with two separate rights to demand that the Issuer file a registration statement providing for the resale of shares of Common Stock upon conversion of the Preferred Stock and upon exercise of the Warrants. In addition, the Registration Rights Agreement provides unlimited piggyback registration rights on other registrations effected by the Issuer.


     The shares of Common Stock, Preferred Stock and Warrants held by certain of the Reporting Persons were acquired for, and are being held for, investment purposes. The acquisitions of the shares of Common Stock, Preferred Stock and Warrants were made in the ordinary course of the applicable Reporting Persons' business or investment activities, as the case may be.

     In an effort to protect their investment, as well as to maximize shareholder value, the Reporting Persons may acquire additional securities of the Issuer, dispose of all or some of these securities from time to time (subject to the Two Year Lock-Up), in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Issuer's securities, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     The Reporting Persons may also, subject to their obligations under the Support Agreement, engage in and may plan for their engagement in:

          (1) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (2)  an  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Issuer;

          (3)  a sale or transfer of a material amount of assets of the Issuer;

          (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (5) any material change in the present capitalization or dividend policy of the Issuer;

          (6) any other material change in the Issuer's business or corporate structure;

          (7)  changes  in  the  Issuer's   charter,   by-laws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

          (10) any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant at that time.

     References to, and descriptions of, the Support Agreement and the Registration Rights Agreement set forth herein are qualified in their entirety by reference to the copies of the Support Agreement and Registration Rights Agreement included as Exhibits C and D, respectively, to this Schedule 13D, each of which is incorporated herein by reference in its entirety where each such reference appears.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     QCMC may be deemed to be the beneficial owner of 1,128,405 shares of the Issuer's Common Stock which are held by various of its investment advisory clients in managed accounts over which QCMC has shared voting and dispositive power. By virtue of being the general partner of Premier which is the general partner of Quaker I, QCMC may also be deemed to be the beneficial owner of 3,578,608 shares of the Issuer's Common Stock held by Quaker I, 1,971,244 shares of the Issuer's Common Stock issuable upon exercise of warrants held by Quaker I and 2,100,000 shares of the Issuer's Common Stock issuable upon conversion of 3,150 shares of Preferred Stock held by Quaker I. By virtue of being the general partner of Premier2 which is the general partner of Quaker II, QCMC may also be deemed to be the beneficial owner of 2,001,097 shares of the Issuer's Common Stock held by Quaker II, 1,130,384 shares of the Issuer's Common Stock issuable upon exercise of warrants held by Quaker II and 1,233,333 shares of the Issuer's Common Stock issuable upon conversion of 1,850 shares of Preferred Stock held by Quaker II. As a result of being the general partner of Quaker I, Premier may be deemed to be the beneficial owner of 3,578,608 shares of the Issuer's Common Stock held by Quaker I, 1,971,244 shares of the Issuer's Common Stock issuable upon exercise of warrants held by Quaker I and 2,100,000 shares of the Issuer's Common Stock issuable upon conversion of 3,150 shares of Preferred Stock held by Quaker I. As a result of being the general partner of Quaker II, Premier2 may be deemed to be the beneficial owner of 2,001,097 shares of the Issuer's Common Stock held by Quaker II, 1,130,384 shares of the Issuer's Common Stock issuable upon exercise of warrants held by Quaker II and 1,233,333 shares of the Issuer's Common Stock issuable upon conversion of 1,850 shares of Preferred Stock held by Quaker II. As President of QCMC and as QCMC's sole executive officer and director, Mr. Schoeppner may be deemed to beneficially own all shares of the Issuer's Common Stock that QCMC is deemed to beneficially own. Mr. Schoeppner specifically disclaims beneficial ownership of all 13,143,071 shares of Common Stock covered by this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission that such Reporting Persons are, for purposes of
Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owners of these securities. Nor shall this Schedule 13D be construed as an admission that the Reporting Persons constitute a group.

     QCMC may be deemed to beneficially own an aggregate of 13, 143,071 shares of the Issuer's Common Stock which represents approximately 28.78% of the outstanding shares of the Issuer's Common Stock based upon the 39,225,713 shares of Common Stock outstanding as of June 6, 2007 (as publicly disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on June 13, 2007) as increased by 6,434,961 shares of Common Stock that may be collectively acquired by Quaker I and Quaker II pursuant to warrant exercises and conversion of Preferred Stock. Premier may be deemed to beneficially own an aggregate of 7,649,852 shares of the Issuer's Common Stock which represents approximately 17.67% of the outstanding shares of the Issuer's Common Stock based upon the 39,225,713 shares of Common Stock outstanding as increased by 4,071,244 shares of Common Stock that may be acquired by Quaker I pursuant to warrant exercises and Preferred Stock conversion. Quaker I may be deemed to beneficially own an aggregate of 7,649,852 shares of the Issuer's Common Stock which represents approximately 17.67% of the outstanding shares of the Issuer's Common Stock and over which Quaker I has sole voting and dispositive power. Premier2 may be deemed to beneficially own an aggregate of 4,364,814 shares of the Issuer's Common Stock which represents approximately 10.50% of the outstanding shares of the Issuer's Common Stock based upon the 39,225,713 shares of Common Stock outstanding as increased by 2,363,717 shares of Common Stock that may be acquired by Quaker II pursuant to warrant exercises and conversion of Preferred Stock. Quaker II may be deemed to beneficially own an aggregate of 4,364,814 shares of the Issuer's Common Stock which represents approximately 10.50% of the outstanding shares of the Issuer's Common Stock and over which Quaker II has sole voting and dispositive power. Mr. Schoeppner may be deemed to beneficially own an aggregate of 13,143,071 shares of the Issuer's Common Stock which represents approximately 28.78% of the outstanding shares of the Issuer's Common Stock based upon the 39,225,713 shares of Common Stock outstanding as increased by 6,434,961 shares of Common Stock that may be collectively acquired by Quaker I and Quaker II pursuant to warrant exercises and conversion of Preferred Stock. Mr. Schoeppner specifically disclaims beneficial ownership of all of these shares. The other Reporting Persons specifically disclaim beneficial ownership of all shares reflected in this Schedule 13D except to the extent, if any, of its pecuniary interest therein.

     The trading dates, number of shares of Commpn Stock purchased and sold and price per share for all transactions in the shares of Common Stock within the past 60 days by the Reporting Persons are set forth in Exhibit E.


Item 6.  Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.
-----------------------------------------------------------------

     The Support Agreement is described in Item 4 of this Schedule 13D and is attached hereto as Exhibit C. The Registration Rights Agreement is described in
Item 4 of this Schedule 13D and is attached hereto as Exhibit D.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

     The following are filed herewith as exhibits to this Schedule 13D:

          A - Joint Filing Agreement among Quaker Capital Management Corporation, Quaker Capital Partners I, L.P., Quaker Premier, L.P., Quaker Capital Partners II, L.P., Quaker Premier II, L.P. and Mark G. Schoeppner (incorporated by reference to Exhibit 2 to the Schedule 13D filed by the Reporting Persons on June 12, 2007).

          B  -  Issuer's Press Release, dated June 15, 2007.

          C - Support Agreement, dated as of June 1, 2007, by and among Wilsons The Leather Experts Inc., Marathon Fund Limited Partnership V, Peninsula Investment Partners, L.P., Quaker Capital Partners I, L.P., and Quaker Capital Partners II, L.P.

          D - Registration Rights Agreement, dated as of June 15, 2007, by and among Wilsons The Leather Experts Inc., Marathon Fund Limited Partnership V, Peninsula Investment Partners, L.P., Quaker Capital Partners I, L.P., and Quaker Capital Partners II, L.P.

          E  -  Schedule of Transactions in shares of the Issuer's Common Stock.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 27, 2007                  QUAKER CAPITAL MANAGEMENT CORPORATION

                               /s/ Mark G. Schoeppner
                               ----------------------------------------------
                               Mark G. Schoeppner, President


                               QUAKER CAPITAL PARTNERS I, L.P.

                               By:  Quaker Premier, L.P., its general partner

                                    By:   Quaker Capital Management
                                          Corporation, its general partner


                                    By:   /s/ Mark G. Schoeppner
                                          ---------------------------------
                                          Mark G. Schoeppner
                                          President


                               QUAKER PREMIER, L.P.

                               By:  Quaker Capital Management
                                    Corporation, its general partner


                                    By: /s/ Mark G. Schoeppner
                                        ---------------------------------
                                        Mark G. Schoeppner
                                        President


                               QUAKER CAPITAL PARTNERS II, L.P.

                               By:  Quaker Premier II, L.P., its general
                                    partner


                                    By:  Quaker Capital Management
                                         Corporation, its general partner


                                    By:  /s/ Mark G. Schoeppner
                                         ---------------------------------
                                         Mark G. Schoeppner
                                         President

                               QUAKER PREMIER II, L.P.

                               By:  Quaker Capital Management
                                    Corporation, its general partner


                                    By:  /s/ Mark G. Schoeppner
                                         ---------------------------------
                                         Mark G. Schoeppner
                                         President




                                    /s/ Mark G. Schoeppner
                                    ---------------------------------
                                    Mark G. Schoeppner

                                                                      Exhibit B



Contacts:

Stacy A. Kruse
Chief Financial Officer and Treasurer
Wilsons The Leather Experts Inc.
(763) 391-4000 For

Immediate Release
-----------------

                   Wilsons The Leather Experts Inc. Announces
                 the Closing of $45.0 Million Equity Investment


MINNEAPOLIS - (BUSINESS WIRE) - June 15, 2007 - Wilsons The Leather Experts Inc. (NASDAQ: WLSN) announced today that it completed the closing of its private placement of a newly created series of convertible Preferred Stock and warrants to purchase Wilsons Leather Common Stock. Wilsons Leather issued 45,000 shares of Preferred Stock to an affiliate of Goldner Hawn Private Equity, Peninsula Investment Partners and Quaker Capital Management Corporation for an aggregate purchase price of $45.0 million. Goldner Hawn led the round with a $35.0 million investment, and Peninsula and Quaker each invested $5.0 million. The shares of Preferred Stock are currently convertible into an aggregate of 30,000,000 shares of Common Stock based on a conversion price of $1.50 per share. Wilsons Leather also issued warrants that are currently exercisable for an aggregate of 15,000,000 shares of Common Stock at an exercise price of $2.00 per share. The warrants expire five years from the date of issuance. This transaction will provide the Company with $45.0 million in new equity before offering expenses. Wilsons Leather intends to use the proceeds for general working capital purposes and to pay fees related to the transaction. The proceeds will also be used to repay the $20.0 million Term B promissory note, thereby increasing availability under the Company's revolving credit facility.

The securities sold in the private placement have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from registration requirements. However, as part of the transaction, the Company granted certain registration rights to the purchasers for purposes of registering the resale of the shares of Common Stock issuable upon conversion of the Preferred Stock and upon exercise of the warrants issued in the private placement.

This release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. Any offering of the Company's securities under the resale registration statement will be made only by means of a prospectus.

About Wilsons Leather Wilsons Leather is the leading specialty retailer of leather outerwear, accessories and apparel in the United States. As of June 2, 2007, Wilsons Leather operated 414 stores located in 45 states, including 284 mall stores, 116 outlet stores and 14 airport stores.

About Goldner Hawn Private

Equity Founded in Minneapolis in 1989, Goldner Hawn invests in seasoned, middle-market companies that are headquartered in the Midwest, have capable management teams, distinct market advantages and clear growth potential. The approach of keeping management teams of acquired companies in place, and a history of holding investments for five years or more, are hallmarks of Goldner Hawn's investing philosophy.

Goldner Hawn has made 27 private equity investments through the company's Marathon Fund Partnerships and has established long-term relationships with many of America's leading financial institutions to support its investments. Including the Wilsons Leather investment, Goldner Hawn investments have total
transaction   values   approximating   $3.0  billion.

Except for historical information, matters discussed in this press release are forward-looking statements that involve risks and uncertainties, and actual results may be materially different. Such statements are based on information available to management as of the time of such statements and include statements related to the securities purchase agreement and the intended use of proceeds. Factors that could cause actual results to differ include: risks associated with strengthening our existing store base and strategy development; continued declines in comparable store sales; the potential need for funding in addition to our cash flow from operations and existing credit facilities; dependence on our key supplier to implement our designer label outerwear merchandise strategy; changes in customer shopping patterns; risks associated with the development of our wholesale business; the potential for additional impairment losses if our operating performance does not improve; competition in our markets; uncertainty in general economic conditions; unseasonably warm weather; our inability to effectively respond to changes in fashion trends and consumer demands; decreased availability and increased cost of leather; risks associated with foreign sourcing and international business; seasonality of our business; our inability to renew existing license agreements and/or enter into new licensing agreements; the public sale into the market of common stock issued pursuant to options granted under our employee benefit plans or shares issued in our 2004 equity financing or issuable upon exercise of warrants delivered in connection with our 2004 equity financing, and the shares issuable upon conversion and exercise of the preferred stock and warrants issued in connection with the financing described in this press release; risks associated with estimates made by management based on our critical accounting policies; changes to financial accounting standards that may affect our results of operations; loss of key members of our senior management team; concentration of our common stock; volatility of the market price of our common stock; reliance on third parties for upgrading and maintaining our management information systems; war, acts of terrorism or the threat of either; and interruption in the operation of our corporate offices and distribution centers. The information included in this press release is operative as of this date only. Wilsons Leather does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. In order to ensure that all investors continue to have equal access to the same information, Wilsons Leather will refrain from updating forward-looking statements made in this press release unless it does so through means designed to provide broad distribution of the information to the public.

                                                                       Exhibit C

                                                                  Execution Copy



                                SUPPORT AGREEMENT

                  This SUPPORT AGREEMENT, dated as of June 1, 2007 (this "AGREEMENT"), by and among Wilsons The Leather Experts Inc., a Minnesota corporation (the "COMPANY"), and the shareholders of the Company set forth on the signature pages hereof (individually, a "SHAREHOLDER" and collectively, the "SHAREHOLDERS").

                  WHEREAS, the Company and the Shareholders have entered into a Securities Purchase Agreement, dated as of the date hereof (the "SECURITIES PURCHASE AGREEMENT"), pursuant to which, among other things, the Company has agreed to issue and sell to the Shareholders and the Shareholders have agreed severally to purchase an aggregate of (i) 45,000 shares of the Company's Series A Preferred Stock, par value $.01 per share (the "PREFERRED STOCK"), and (ii) warrants (the "WARRANTS") which will be exercisable to purchase 15,000,000 shares of common stock of the Company, par value $.01 per share (the "COMMON STOCK") (as exercised, collectively, the "WARRANT SHARES"). The Preferred Stock and the Warrants are sometimes collectively referred to herein as, the "SECURITIES");

                  WHEREAS, as of the date hereof, the Shareholders identified on Annex A hereto (the "CURRENT SHAREHOLDERS") collectively own the aggregate number of shares of Common Stock set forth on Annex A, which represent (i) approximately 56.58% of the total issued and outstanding Common Stock of the Company, and (ii) approximately 56.58% of the total voting power of the Company;

                  WHEREAS, as a condition to the willingness of the Shareholder who, prior to the closing of the transactions contemplated by the Securities Purchase Agreement and identified as "Purchaser 1" therein, owned no securities of the Company (such Shareholder, the "INVESTOR") to consummate the transactions contemplated thereby (collectively, the "TRANSACTION"), the parties hereto have each agreed to enter into this Agreement.

                  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:


                                    ARTICLE I

                  VOTING AGREEMENTS OF THE CURRENT SHAREHOLDERS

                  SECTION 1.01. Supporting the Transaction. Each of the Current Shareholders hereby agrees that, at any meeting of the shareholders of the Company, however called, and in any action by written consent of the Company's shareholders, such Current Shareholder shall vote the "Shares" and the "Other Securities" (in each case, as defined below) held by it: (a) in favor of the Transaction; provided that, the Preferred Stock, Shares acquired upon the conversion of the Preferred Stock and the Warrant Shares may not be voted on the Transaction, and

(b) against any proposal or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Securities Purchase Agreement or which could result in any of the conditions to the Company's obligations under the Securities Purchase Agreement not being fulfilled. Each of the Current Shareholders acknowledges receipt and review of a copy of the Securities Purchase Agreement and exhibits thereto. Each of the Current Shareholders hereby revokes all proxies and powers of attorney with respect to the Shares and the Other Securities that such Current Shareholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by such Current Shareholder, with respect to the matters specified in this Section 1.01, except as set forth in the next paragraph of this Section 1.01. Any obligation of the Current Shareholders under this Section 1.01 shall be binding upon the successors and assigns of the Current Shareholders. The obligations of the Current Shareholders under this Section 1.01 shall terminate immediately following the earlier to occur of (i) the "Shareholder Approval" (as defined below), or (ii) the termination of the Securities Purchase Agreement prior to the Closing (as defined therein).

                  In order to secure the performance of each Current Shareholder's obligations under this Section 1.01, by entering into this Agreement, each Current Shareholder hereby irrevocably grants a proxy appointing each managing partner of the general partner of the Investor as such Current Shareholder's attorney-in-fact and proxy, with full power of substitution, for and in its name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by this Section 1.01 with respect to such each Current Shareholder's Shares and Other Securities. The proxy granted by such each Current Shareholder pursuant to this Section 1.01 is coupled with an interest and shall be revoked automatically, without any notice or other action by any person, upon the earlier to occur of (i) the Shareholder Approval, or (ii) the termination of the Securities Purchase Agreement prior to the Closing (as defined therein).

                  As used herein, the following terms have the following meanings: (i) "SHARES" refers to all shares of Common Stock now owned and which may hereafter be acquired by a Shareholder at any time that this Agreement is in effect, (ii) "OTHER SECURITIES" refers to any other securities, if any, which a Shareholder is currently entitled to vote, or after the date hereof becomes entitled to vote, at any meeting of the shareholders of the Company held at any time that this Agreement is in effect, and (iii) "SHAREHOLDER APPROVAL" means the requisite vote of the holders of voting stock of the Company necessary to approve the Transaction.

                  SECTION 1.02. Board Representation. So long as the Investor or one or more of its affiliates holds at least 20% of the number of shares of Common Stock issued or issuable upon conversion of the Preferred Stock subject to appropriate adjustment for all stock splits, dividends, combinations, recapitalizations and the like) (the "MINIMUM HOLDING"), each of the Current Shareholders hereby agrees that, at any meeting of the shareholders of the Company, however called, and in any action by written consent of the Company's shareholders, such Current Shareholder shall vote the Shares and the Other Securities held by it: (a) in favor of at least two nominees for election as directors identified as having been proposed by the Investor; and (b) against any proposal or any other corporate action or agreement that would result in such nominees not being elected as directors. Each of the Current Shareholders agrees that no subsequent proxy or power of attorney with respect to the Shares and the Other Securities shall be given or written consent executed (and if given or executed, shall not be effective) by such Current Shareholder with respect to the matters specified in this Section 1.02. Any obligation of the Current Shareholders under this Section 1.02 shall be binding upon the successors and assigns of the Current Shareholders.

                  SECTION 1.03. Certain Transactions. So long as the Investor or one or more of its affiliates holds at least the Minimum Holding, each of the Current Shareholders hereby agrees that, at any meeting of the shareholders of the Company, however called, and in any action by written consent of the Company's shareholders, such Current Shareholder shall vote the Shares and the Other Securities held by it: (a) in favor of any proposed "Company Sale" (as defined below) presented to or brought before the shareholders of the Company and identified as having been proposed by or supported by the Investor; and (b) against any proposed Company Sale that is identified as being opposed by the Investor or would result in any other Company Sale proposed by or supported by the Investor not being presented to or approved by the shareholders of the Company. Each of the Current Shareholders agrees that no subsequent proxy or power of attorney with respect to the Shares and the Other Securities shall be given or written consent executed (and if given or executed, shall not be effective) by such Current Shareholder with respect to the matters specified in this Section 1.03. Any obligation of the Current Shareholders under this Section
1.03  shall  be  binding  upon  the   successors  and  assigns  of  the  Current
Shareholders.

                  As used herein, "COMPANY SALE" means one or a series of related transactions pursuant to which a third party or group of third parties
(a) acquires (whether by merger, amalgamation, consolidation, recapitalization, reorganization, redemption, transfer or issuance of securities or otherwise) a majority of the capital stock of the Company (or any surviving or resulting corporation) possessing the voting power to elect a majority of the Board of Directors of the Company (or such surviving or resulting corporation), or (b) acquires assets constituting all or substantially all of the assets of the Company (on a consolidated basis). For the avoidance of doubt, the parties agree that the term "third party" as used in the immediately preceding sentence shall not include the Investor or any of its affiliates.


                                   ARTICLE II

           REPRESENTATIONS AND WARRANTIES OF THE CURRENT SHAREHOLDERS

                  Each  of  the  Current   Shareholders  hereby  represents  and
warrants, severally and not jointly, to the Company and the Investor as follows:

                  SECTION 2.01. Authority Relative to This Agreement. The Current Shareholder has all necessary power and authority, including partnership power and authority, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Current Shareholder and constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Current Shareholder in accordance with its terms, except
(a) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws now or hereafter in effect relating to, or affecting generally, the enforcement of creditors' and other obligees' rights, (b) where the remedy of specific performance or other forms of equitable relief may be subject to certain equitable defenses and principles and to the discretion of the court before which the proceeding may be brought, and (c) where rights to indemnity and contribution thereunder may be limited by applicable law and public policy.

                  SECTION 2.02. No Conflict. (a) The execution and delivery of this Agreement by the Current Shareholder does not, and the performance of this Agreement by the Current Shareholder shall not, (i) conflict with or violate the partnership agreement of the Current Shareholder or any federal, state or local law, statute, ordinance, rule, regulation, order, judgment or decree applicable to the Current Shareholder or by which the Shares or the Other Securities owned by the Current Shareholder are bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares or the Other Securities owned by the Current Shareholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Current Shareholder is a party or by which the Shareholder or the Shares or Other Securities owned by the Current Shareholder is bound.

                  (b) The execution and delivery of this Agreement by the Current Shareholder does not, and the performance of this Agreement by the Current Shareholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental entity by the Shareholder, except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the "1934 ACT").

                  SECTION 2.03. Title to the Stock. As of the date hereof, the Current Shareholder is the beneficial owner of the number of shares of Common Stock set forth opposite its name on Appendix A attached hereto, entitled to vote, without restriction (except to the extent a Current Shareholder shares voting power under managed accounts), on all matters brought before holders of capital stock of the Company, which Common Stock represents on the date hereof the percentage of the outstanding stock and voting power of the Company set forth on such Appendix. Such Common Stock are all the securities of the Company owned, either of record or beneficially, by the Current Shareholder. Such Common Stock is owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Current Shareholder's voting rights, charges and other encumbrances of any nature whatsoever, other than any restrictions that attach to shares deposited by a Current Shareholder with brokers in margin accounts pursuant to standard terms of such margin account agreements. The Current Shareholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares or Other Securities owned by the Shareholder regarding the matters specified in Article I hereof. The Current Shareholder has sole voting power and sole power to issue instructions with respect to the matters set forth in
Article 1 hereof, sole power of disposition and sole power to agree to all matters set forth in this Agreement.

                                   ARTICLE III

                                    COVENANTS

                  SECTION 3.01. No Disposition or Encumbrance of Stock. Each of the Current Shareholders hereby covenants and agrees that, for a period of at least 24 months after the date of Shareholder Approval, such Current Shareholder shall not offer or agree to sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant a proxy (except (i) with respect to not more than 25% of the Common Stock held by each Current Shareholder as of the date hereof, for any such sales, transfers, tenders, assigns, hypothecations or other dispositions conducted in the ordinary course of the business of such Current Shareholder consistent with past practice, and (ii) a customary revocable proxy in connection with an annual meeting of shareholders, which proxy does not involve the matters set forth in Article I hereof unless such proxy directs the proxy to vote in accordance with the agreements of such Current Shareholder set forth in this Agreement) or power of attorney with respect to, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on such Current Shareholder's voting rights, charge or other encumbrance of any nature whatsoever with respect to the Shares or Other Securities, directly or indirectly, or initiate, solicit or encourage any person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing.

         SECTION 3.02. No Solicitation or Similar Activity. Each Current Shareholder hereby covenants and agrees that it shall not, at any time during the term of this Agreement, directly or indirectly, through one or more intermediaries acting on its behalf, singly or as part of a partnership, syndicate or other group (as those terms are used within the meaning of Section 13(d)(3) of the 1934 Act), and shall cause each of its Affiliates not to, directly or indirectly, whether through the taking of shareholder action by written consent or otherwise:

         (a) instigate, support or in any way participate in any proxy contest or otherwise engage in the "solicitation" of "proxies" (as such terms are defined in Rule 14a-1 under the 1934 Act, whether or not such solicitation is exempt under Rule 14a-2 under the 1934 Act) with respect to any matter from holders of Voting Stock (including by the execution of actions by written consent) in opposition to proposals or matters proposed, recommended or otherwise supported by the Board of Directors of the Company (the "BOARD") or the Investor;

         (b) become a participant in any contest for the election of directors with respect to the Company or solicit any consent or communicate with or seek to advise, encourage or influence any third party with respect to the voting of any Voting Stock; provided, however, that such Current Shareholder shall not be prevented hereunder from being a "participant" in support of the management of the Company by reason of the membership of such Current Shareholder's designee on the Board or the inclusion of such Current Shareholder's designee on the slate of nominees for election to the Board proposed by the Company;

         (c) initiate or participate in the solicitation of, or otherwise solicit, shareholders for the approval of one or more shareholder proposals with respect to the Company, as described in Rule 14a-8 under the Exchange Act, or induce or attempt to induce any other third party to initiate any shareholder proposal relating to the Company;

         (d) form, join, encourage the formation of or in any way participate in a 13D Group (other than with any other Affiliate of such Current Shareholder) for the purposes of acquiring, holding, voting or disposing of any Voting Stock;

         (e) solicit, seek or offer to effect, negotiate with or provide any confidential information to any party with respect to, make any statement or proposal, whether written or oral, either alone or in concert with others, to the Board, to any director or officer of the Company or to any other shareholder of the Company with respect to, or otherwise formulate any plan or proposal or make any public announcement, proposal, offer or filing under the Exchange Act, any similar or successor statute or otherwise, or take action to cause the Company to make any such filing, with respect to: (i) any form of business combination transaction or acquisition involving the Company (other than transactions contemplated by this Agreement), including, without limitation, a merger, exchange offer or liquidation of the Company's assets, (ii) any form of restructuring, recapitalization or similar transaction with respect to the Company, including, without limitation, a merger, exchange offer or liquidation of the Company's assets, (iii) any acquisition or disposition of assets material to the Company, (iv) any request to amend, waive or terminate the provisions of this Agreement or (v) any proposal or other statement inconsistent with the terms of this Agreement, provided, however, that such Current Shareholder and its Affiliates (x) may discuss the affairs and prospects of the Company, the status of Such Current Shareholder's investment in the Company and any of the matters described in clause (i) through (v) of this paragraph at any time, and from time to time, with the Board or any director or executive officer of the Company, (y) may discuss any matter, including any of the foregoing, with its outside legal and financial advisors, if as a result of any such discussions such Current Shareholder is not required to make, and does not make, any public announcement or filing under the 1934 Act otherwise prohibited by this Agreement and (z) may discuss non-confidential information regarding the Company with any third parties so long as such Current Shareholder promptly informs the Board of such discussions;

         (f) seek the removal of any of the Board's directors (other than any designee of such Current Shareholder);

         (g) seek to increase the number of directors serving on the Board above 11 or to increase the number of such Current Shareholder's representatives or designees on the Board above one;

         (h) call or seek to have called any meeting of the shareholders of the Company; or

         (i) assist, instigate or encourage any third party to take any of the actions enumerated in this Section 3.02.

                  SECTION 3.03. Non-Disparagement. Each Current Shareholder hereby covenants and agrees that, during the term of this Agreement, such Current Shareholder shall not make, and will use its reasonable efforts to prevent anyone acting on its behalf from making, any public statement or representation, or otherwise communicate, directly or indirectly, in writing, orally, or otherwise, with parties outside of the Company, or otherwise take any action which may, directly or indirectly, publicly disparage or be damaging to
(a)  the  Investor  or (b) the
business strategies adopted by the Board of Directors of the Company and the implementation thereof by Company management.

                  SECTION 3.04. Company Cooperation. The Company hereby covenants and agrees that it will not, and each Current Shareholder irrevocably and unconditionally acknowledges and agrees that the Company will not (and waives any rights against the Company in relation thereto) to the extent permitted by law, recognize any encumbrance or agreement on any of the Shares or Other Securities subject to this Agreement, other than as noted in the last clause of the third sentence of Section 2.03.

                                   ARTICLE IV

                                  MISCELLANEOUS

                  SECTION 4.01. Termination. This Agreement shall terminate upon the earlier of (i) the fourth anniversary of the date hereof or (ii) the date of termination of the Securities Purchase Agreement.

                  SECTION 4.02. Further Assurances. Each of the parties hereto will execute and deliver such further documents and instruments and take all further action as may be reasonably necessary in order to consummate the transactions contemplated hereby.

                  SECTION 4.03. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof. The Investor shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity, and prior to the Closing, the Company shall be entitled to specific performance of the terms of the first paragraph of Section 1.01, in addition to any other remedy at law or in equity.

                  SECTION 4.04. No Effect on Fiduciary Duties. Nothing herein stated shall limit or otherwise affect the fiduciary duties of any affiliate of any of the Shareholders as a director of the Company. This Agreement only applies to the voting of shares and other securities of the Company by each of the Current Shareholders in its respective capacity as a shareholder of the Company.

                  SECTION 4.05. Limited Proxy. Notwithstanding anything stated in this Agreement, each of the Current Shareholders will retain at all times the right to vote, or authorize a proxy to vote, in such Current Shareholder's or such proxy's sole discretion, on all matters other than those set forth in
Article I, which are at any time and from time to time presented to the Company's shareholders generally.

                  SECTION 4.06. Entire Agreement. This Agreement constitutes the entire agreement among the Company and the Shareholders (other than the Securities Purchase Agreement and the other "Transaction Documents" (as defined therein)) with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the Company and the Shareholders with respect to the subject matter hereof.

                  SECTION 4.07. Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

                  SECTION 4.08. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to either party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

                  SECTION 4.09. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of Minnesota, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts located in Hennepin County, Minnesota, U.S.A. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in Hennepin County, Minnesota, U.S.A. for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court or that such suit, action or proceeding has been commenced in an improper or inconvenient venue for such proceeding. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. If either party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

                   SECTION 4.10. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, via facsimile (which is confirmed) or sent by a nationally recognized overnight courier service to the parties at the following addresses (or such other address for a party as shall be specified by like notice):

                           If to the Company:

                           Wilsons The Leather Experts Inc.
                           7401 Boone Avenue North
                           Brooklyn Park,  MN  55428
                           Telephone:  (763) 391-4000
                           Facsimile:  (763)
                           Attention:  Chief Financial Officer


                           With a copy to:

                           Faegre & Benson LLP
                           2200 Wells Fargo Center
                           90 South Seventh Street
                           Minneapolis, MN  55402-3901
                           Telephone:  (612) 766-7000
                           Facsimile:  (612) 766-1600
                           Attention:  Philip S. Garon, Esq.


                           If to any of the Shareholders:

                           to its address and facsimile  number set forth on the
                           signature   page   hereto,   with   copies   to  such
                           Shareholder's representatives as set forth thereon;

or to such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.

                  IN WITNESS WHEREOF, the Shareholders and the Company have duly executed this Support Agreement.



                                THE COMPANY:

                                WILSONS THE LEATHER EXPERTS INC.


                                By:  /s/ Stacy A. Kruse
                                     -------------------------------------------
                                      Name:    Stacy A. Kruse
                                      Title:   Chief Financial Officer

                      [SIGNATURE PAGE TO SUPPORT AGREEMENT]

                                 SHAREHOLDER:

                                 PENINSULA INVESTMENT PARTNERS, L.P.

                                 By: Peninsula Capital Appreciation, LLC, its General Partner


                                 By: /s/ R. Ted Weschler
                                     -------------------------------------------
                                      Name:    R. Ted Weschler
                                      Title:   Managing Member

                                      404B East Main Street, 2nd Floor
                                      Charlottesville, Virginia  22902
                                      Attention:  Mr. R. Ted Weschler
                                      Telephone:  (434) 297-0811
                                      Facsimile:  (434) 220-9321

                      [SIGNATURE PAGE TO SUPPORT AGREEMENT]

 SHAREHOLDER:

 QUAKER CAPITAL PARTNERS I, L.P.

 By:  Quaker Premier, LP, its general partner

 By:  Quaker Capital Management Corp., its general partner


 By:  /s/ Mark G. Schoeppner
      -----------------------------------------------
         Name:    Mark G. Schoeppner
         Title:   President

         401 Wood Street, Suite 1300
         Pittsburgh, Pennsylvania  15222
         Attention:  Mark G. Schoeppner
         Telephone:  (412) 281-1948
         Facsimile:  (412) 281-0323

                      [SIGNATURE PAGE TO SUPPORT AGREEMENT]

 SHAREHOLDER:

 QUAKER CAPITAL PARTNERS II, L.P.

 By:  Quaker Premier II, LP, its general partner

 By:  Quaker Capital Management Corp., its general partner


 By:  /s/ Mark G. Schoeppner
      -----------------------------------------------
         Name:    Mark G. Schoeppner
         Title:   President

         401 Wood Street, Suite 1300
         Pittsburgh, Pennsylvania  15222
         Attention:  Mark G. Schoeppner
         Telephone:  (412) 281-1948
         Facsimile:  (412) 281-0323

                      [SIGNATURE PAGE TO SUPPORT AGREEMENT]

 SHAREHOLDER/INVESTOR:

 Marathon Fund Limited Partnership V

 By:  Miltiades, LLP, its general partner

 By:  Marathon Ultimate GP, LLC, its general partner


 By: /s/ Michael S. Israel
     ------------------------------------------------
         Name:  Michael S. Israel
         Title:   Manager

         3700 Wells Fargo Center
         90 South Seventh Street
         Minneapolis, Minnesota 55402
         Attention:  Michael T. Sweeney
         Telephone:  (612) 338-5912
         Facsimile:  (612) 338-2860

         With a copy to:

         Dorsey & Whitney LLP
         60 South Sixth Street, Suite 1500
         Minneapolis, Minnesota  55402
         Attention:  Robert A. Rosenbaum, Esq.
         Telephone:  (612) 340-5681
         Facsimile:  (612) 340-7800




                                     ANNEX A




                                                             Percentage of              Voting
                                            Common Stock        Stock                Percentage of
            Shareholder                        Owned*         Outstanding          Stock Outstanding
            -----------                     ------------      ------------         -----------------

-------------------------------------------------------------------------------------------------------
Peninsula Investment Partners, L.P.
("Peninsula")*                             15,487,513            39.48%                  39.48%
-------------------------------------------------------------------------------------------------------
Quaker Premier I, LP and Quaker
Premier II, LP ("Quaker")**                 6,708,110            17.10%                  17.10%
-------------------------------------------------------------------------------------------------------
Marathon Fund Limited Partnership V           None                   0%                      0%
-------------------------------------------------------------------------------------------------------





         * In addition, Peninsula holds warrants for 2,857,142 shares of Common Stock which would be deemed to constitute beneficial ownership by Peninsula of the underlying shares of Common Stock but which cannot be voted until the warrants have been exercised and Peninsula shall have acquired record ownership of the underlying shares of Common Stock.

         ** In addition, Quaker holds warrants for 1,142,858 shares of Common Stock which would be deemed to constitute beneficial ownership by Quaker of the underlying shares of Common Stock but which cannot be voted until the warrants have been exercised and Quaker shall have acquired record ownership of the underlying shares of Common Stock.

                                                                      Exhibit D

                          REGISTRATION RIGHTS AGREEMENT


                  This Registration Rights Agreement (this "AGREEMENT") is made and entered into as of June 15, 2007, among Wilsons The Leather Experts Inc., a Minnesota corporation (the "COMPANY"), and the purchasers set forth on
Schedule 1 attached hereto (each a "PURCHASER" and collectively, the "PURCHASERS").

                  This Agreement is made pursuant to the Securities Purchase Agreement, dated as of the date hereof, by and among the Company and the Purchasers (the "PURCHASE AGREEMENT").

                  The Company and the Purchasers hereby agree as follows:

     1. Definitions. Capitalized terms used and not otherwise defined herein that are defined in the Purchase Agreement shall have the meanings given such terms in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

          "ADVICE" shall have the meaning set forth in Section 10(d).

          "BOARD OF DIRECTORS" means, at any time, the board of directors of the Company.

          "EXCLUDED REGISTRATION" means (i) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a Registration Statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

          "HOLDER" or "HOLDERS" means the holder or holders, as the case may be, from time to time of Registrable Securities or securities convertible into Registrable Securities.

          "HOLDER 1" means Marathon Fund Limited Partnership V.

          "IMMEDIATE FAMILY MEMBER" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner (provided such individual lives in the same household), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of a natural person referred to herein.

     "INDEMNIFIED PARTY" shall have the meaning set forth in Section 7(c).

     "INDEMNIFYING PARTY" shall have the meaning set forth in Section 7(c).

     "LOSSES" shall have the meaning set forth in Section 7(a).

          "PQ REGISTRABLE SECURITIES" means all Registrable Securities held by Peninsula Investment Partners, L.P., Quaker Capital Partners I, L.P. and Quaker Capital Partners II, L.P.

          "PROCEEDING" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

          "PROSPECTUS" means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective
     Registration Statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

          "REGISTRABLE SECURITIES" means as of the date in question all of (a) the Conversion Shares and Warrant Shares issued or issuable, (b) any Common Stock issued or issuable (i) upon conversion of any capital stock of the Company acquired by the Purchasers after the date hereof, or (ii) upon exercise of any option, warrant, or other right to acquire Common Stock acquired by the Purchasers after the date hereof, (c) any shares of Common Stock issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the shares referenced in clauses (a) and (b) above, (d) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (a), (b), and (c) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 10(g); provided, however, that none of the above described securities shall be treated as Registrable Securities if (a) they have been sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction, or (b) they have been sold in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act so that all transfer restrictions and restrictive legends with respect thereto are removed upon the consummation of such sale.

          "REGISTRATION STATEMENT" means the registration statements required to be filed hereunder, including (in each case) the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

          "RULE 144" means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such Rule.

          "SEC" shall mean the United States Securities and Exchange Commission.

          "SELLING SHAREHOLDER QUESTIONNAIRE" shall have the meaning set forth in Section 5.

     2.   Registration Rights.

          (a)   Demand Registration.

               (i)     Upon a written request from Holder 1, the Company  shall
          (A) within ten (10) days after the date such request is given, give notice thereof (the "DEMAND NOTICE") to all Holders other than the Holder 1, and (B) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Holder 1, file a Registration Statement under the Securities Act covering all Registrable Securities that the Holder 1 requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within thirty (30) days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2(a)(ii), 2(a)(iii), and 3(a) below.

               (ii)     Notwithstanding  the  Company's obligations pursuant  to
          Section 2(a)(i) above, after receipt of any written request from Holder 1 to file a Registration Statement pursuant to Section 2(a)(i), if the Company furnishes to Holder 1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its shareholders for such Registration Statement to either become effective or remain effective for as long as such
          Registration Statement otherwise would be required to remain effective, because such action would (A) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (B) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (C) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than sixty (60) days after the request of Holder 1 is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other shareholder during such sixty (60) day period other than an Excluded Registration.

               (iii) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2(a)(i) after the Company has effected two registrations pursuant to
          Section 2(a)(i). A registration shall not be counted as "effected" for purposes of this Section 2(a)(iii) until such time as the applicable Registration Statement has been declared effective by the SEC, unless Holder 1 withdraws its request for such registration.

               (iv) The Company shall not be obligated to effect, or take any action to effect, any registration pursuant to Section 2(a)(i) during the period starting with the date forty-five (45) days prior to the Company's good faith estimate of the date of filing of, and ending on a date ninety (90) days after the effective date of, a registration initiated by the Company for its own issuance of securities; provided however, that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become effective and the Company complied with its obligations under Section 2(b) with respect to such registration. The Company may not invoke this right more than once in any twelve (12) month period.

                (b) Piggy-Back Registrations. If the Company proposes to register (including, for this purpose, a registration effected by the Company for shareholders other than the Holders) any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Section 3(b), cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2(b) before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration.

               (c) Termination of Registration Rights. In addition to the other limitations contained in this Agreement, no Holder shall be entitled to exercise any rights provided in this Agreement after such time as such Holder may freely sell all of such Holder's Registrable Securities within a three-month period pursuant to Rule 144, or without regard to the volume limitations of Rule 144 pursuant to Rule 144(k).

     3.   Underwriting.

          (a) If, pursuant to Section 2(a)(i), Holder 1 intends to distribute the Registrable Securities covered by its request by means of an underwriting, it shall so advise the Company as a part of its request made pursuant to Section 2(a)(i), and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by Holder 1. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 4(l)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 3(a), if the managing underwriter(s) advise(s) Holder 1 in writing that marketing factors require a limitation on the number of shares to be underwritten, then Holder 1 shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including Holder 1, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that (i) the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting, and (ii) any Registrable Securities which are not PQ Registrable Securities shall not be excluded from such underwriting unless all PQ Registrable Securities are first excluded from such offering. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares. For purposes of the provision in this Section 3(a) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

          (b) In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 2(b), the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by shareholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable) to the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in such offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below thirty percent (30%) of the total number of securities included in such offering or (iii) notwithstanding (ii) above, any Registrable Securities which are not PQ Registrable Securities be excluded from such underwriting unless all PQ Registrable Securities are first excluded from such offering. For purposes of the provision in this
     Section 3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

          (c) For purposes of Section 2(a)(i), a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Section 3(a), fewer than fifty percent (50%) of the total number of Registrable Securities that Holders have requested to be included in such Registration Statement are actually included.

     4.   Registration Procedures. Whenever required under Section 2 to   effect
the registration of any Registrable Securities, the Company shall:

          (a) not less than five Trading Days prior to the filing of each Registration Statement or any related Prospectus or any amendment or supplement thereto (including any document that would be incorporated or deemed to be incorporated therein by reference), (i) furnish to each Holder copies of all such documents proposed to be filed (except for any document incorporated or document to be incorporated by reference and such post effective amendments or supplements that are solely for the purpose of incorporating the information contained in the periodic and/or current reports filed by the Company under the Exchange Act into the Registration Statement or related Prospectus), which documents will be subject to the review of such Holders, and (ii) cause its officers and directors, and use commercially reasonable efforts to cause its counsel and independent registered public accounting firm, to respond to such inquiries as shall be necessary, in the reasonable opinion of respective counsel to each Holder to conduct a reasonable investigation within the meaning of the Securities Act;

          (b) not file a Registration Statement or any such Prospectus or any amendments or supplements thereto if Holder 1 shall reasonably object in good faith, provided that, the Company is notified of such objection in writing no later than five (5) Trading Days after the Holders have been so furnished copies of any Registration Statement or one (1) day after the Holders have been so furnished copies of any related Prospectus or any amendment or supplement;

          (c) promptly (i) make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such Registration Statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and (ii) cause the Company's officers and directors, and use commercially reasonable efforts to cause the Company's counsel and independent registered public accounting firm, to supply all information reasonably requested by any such selling Holder, managing underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such Registration Statement and to conduct appropriate due diligence in connection therewith;

          (d) subject to Sections 4(a) and (b), prepare and file, as expeditiously as reasonably possible, with the SEC a Registration Statement with respect to such Registrable Securities and use commercially reasonable efforts to (i) cause such Registration Statement to become effective as promptly as possible after the filing thereof and (ii) upon the request of Holder 1, keep such Registration Statement effective for a period of up to one hundred eighty (180) days or, if earlier, until the distribution contemplated in the Registration Statement has been completed; provided, however, that (A) such one hundred eighty (180) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration, and (B) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such one hundred eighty (180) day period shall be extended for up to 360 days, if necessary, to keep the Registration Statement effective until all such Registrable Securities are sold;

          (e) subject to Sections 4(a) and (b), prepare and file with the SEC such amendments and supplements to such Registration Statement, and the Prospectus used in connection with such Registration Statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all Registrable Securities covered by such Registration Statement;

          (f) respond as promptly as reasonably possible to any comments received from the SEC with respect to a Registration Statement or any amendment thereto and as promptly as reasonably possible provide the Holders true and complete copies of all correspondence from and to the SEC relating to a Registration Statement;

          (g) comply with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by a Registration Statement during the applicable period in accordance (subject to the terms of this Agreement) with the intended methods of disposition by the Holders thereof set forth in such Registration Statement as so amended or in such Prospectus as so supplemented;

          (h) promptly notify the Holders of Registrable Securities to be sold (which notice shall, pursuant to clauses (ii) through (vi) hereof, be accompanied by an instruction to suspend the use of the Prospectus until the requisite changes have been made) as promptly as reasonably possible (and, in the case of (i)(A) below, not less than five Trading Days prior to such filing) and (if requested by any such Holder) confirm such notice in writing no later than one Trading Day following the day (i) (A) when a Prospectus or any Prospectus supplement or post-effective amendment to a Registration

     Statement is proposed to be filed; (B) when the SEC notifies the Company whether there will be a "review" of such Registration Statement and whenever the SEC comments in writing on such Registration Statement (the Company shall provide true and complete copies thereof and all written responses thereto to each of the Holders); and (C) with respect to a Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or Prospectus or for additional information; (iii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; (v) of the occurrence of any event or passage of time that makes the financial statements included in a Registration Statement ineligible for inclusion therein or any statement made in a Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to a Registration Statement, Prospectus or other documents so that, in the case of a Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (vi) the occurrence or existence of any pending corporate development with respect to the Company that the Company believes may be material and that, in the determination of the Company, makes it not in the best interest of the Company to allow continued availability of a Registration Statement or Prospectus; provided that any and all of such information shall remain confidential to each Holder until such -------- information otherwise becomes public, unless disclosure by a Holder is required by law, in which case the Holder shall provide the Company with the opportunity to make such disclosure. If the Company notifies the Holders in accordance with clauses (ii) through (vi) of this Section 4(h) to suspend the use of any Prospectus until the requisite changes to such Prospectus have been made, then the Holders shall suspend use of such Prospectus. The Company will use commercially reasonable efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable;

          (i) furnish to each Holder, without charge, at least one conformed copy of each such Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference to the extent requested by such Holder, and all exhibits to the extent requested by such Holder (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the SEC;

          (j) promptly deliver to each Holder, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Holder may reasonably request in connection with resales by the Holder of Registrable Securities. Subject to the terms of this Agreement, the Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto, except after the giving of any notice pursuant to Section 4(h);

          (k) prior to any resale of Registrable Securities by a Holder, use commercially reasonable efforts to register or qualify in connection with the registration or qualification (or exemption from the Registration or qualification) of such Registrable Securities for the resale by the Holder under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing, and to do any and all other acts or things reasonably necessary to enable the disposition in such jurisdictions of the Registrable Securities covered by each Registration Statement; provided, that the Company shall not be required to
     (i) qualify generally to do business in any jurisdiction where it is not then so qualified, or (ii) subject the Company to any material tax in any such jurisdiction where it is not then so subject or file a general consent to service of process in any such jurisdiction;

          (l) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

          (m) use commercially reasonable efforts to cause all such Registrable Securities covered by such Registration Statement to be listed on the Trading Market;

          (n) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

          (o) use commercially reasonable efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment;

          (p) if requested by Holder 1, cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to a Registration Statement, which certificates shall be free, to the extent permitted by the Purchase Agreement, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders may request;

          (q) upon the occurrence of any event contemplated by Section 4(h)(v), as promptly as reasonably possible under the circumstances taking into account the Company's good faith assessment of any adverse consequences to the Company and its shareholders of the premature disclosure of such event, prepare a supplement or amendment, including a post-effective amendment, to a Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither a Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and

          (r) comply with all applicable rules and regulations of the SEC.

     5. Furnish Information. Each Holder agrees to furnish to the Company a completed Questionnaire in substantially the form attached to this Agreement as Annex A, with any changes or additions thereto as may be required to comply with applicable laws and regulations (a "SELLING SHAREHOLDER QUESTIONNAIRE"), not less than two Trading Days prior to the date of filing a Registration Statement or by the end of the fourth Trading Day following the date on which such Holder receives a draft of such Registration Statement in accordance with Section 4(a).

     6. Registration Expenses. All fees and expenses incident to the performance of or compliance with this Agreement by the Company (whether or not any Registrable Securities are sold pursuant to a Registration STATEMENT), and the reasonable fees and disbursements of one counsel for the selling Holders, shall be borne by the Company. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with the Trading Market on which the Common Stock is then listed for trading and (B) in compliance with applicable state securities or Blue Sky laws reasonably agreed to by the Company in writing
(including, without limitation, fees and disbursements of counsel for the Company in connection with Blue Sky qualifications or exemptions of the Registrable Securities and determination of the eligibility of the Registrable Securities for investment under the laws of such jurisdictions as requested by the Holders), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is reasonably requested by the holders of a majority of the Registrable Securities, on an as converted basis, included in a Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, and (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder. In no event shall the Company be responsible for any underwriter discounts or broker or similar commissions or, except to the extent provided for in the Transaction Documents.

     7.   Indemnification

          (a) Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, agents, brokers (including brokers who offer and sell Registrable

     Securities as principal as a result of a pledge or any failure to perform under a margin call of Common Stock), investment advisors and employees of each of them, each Person (if any) who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange
     Act) and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys' fees) and expenses (collectively, "LOSSES"), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in a Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading,  except to the extent,  but only to the extent,  that
     (i) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in a Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto (it being understood that the Holder has approved Annex A hereto for this purpose) or (ii) in the case of an occurrence of an event of the type specified in Section 4(h)(ii)-(vi), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 10(d). The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding arising from or in connection with the transactions contemplated by this Agreement of which the Company is aware.

          (b) Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person (if any) who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the
     Exchange Act), any other Holder selling securities pursuant to the applicable Registration Statement, each Person (if any) who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) such Holder, and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, to the extent arising out of or based solely upon: (i) such Holder's failure to comply with the prospectus delivery requirements of the Securities Act or (ii) any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (A) to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Holder to the Company specifically for inclusion in such Registration Statement or such Prospectus or (B) to the extent that (1) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in a Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto or (2) in the case of an occurrence of an event of the type specified in Section 4(h)(ii)-(vi), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 10(d). In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

          (c)  Conduct of Indemnification Proceedings.

               (i) If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an "INDEMNIFIED PARTY"), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the "INDEMNIFYING PARTY") in writing, and the Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have prejudiced the Indemnifying Party.

               (ii) An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall reasonably believe that a material conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the reasonable fees and expenses of one separate counsel shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

               (iii) Subject to the terms of this Agreement, all reasonable fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section 7) shall be paid to the Indemnified Party, as incurred, within ten Trading Days of written notice thereof to the Indemnifying Party; provided, that the Indemnified Party shall promptly -------- reimburse the Indemnifying Party for that portion of such fees and expenses applicable to such actions for which such Indemnified Party is not entitled to indemnification hereunder, determined based upon the relative faults of the parties.

          (d) Contribution.

               (i) If the indemnification under Section 7(a) or 7(b) is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless for any Losses, then each Indemnifying Party in lieu of indemnifying such Indemnified Party shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in this Agreement, any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section 7 was available to such party in accordance with its terms.

               (ii) The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 7(d), no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such

          Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, except in the case of fraud by such Holder.

               (iii) The indemnity and contribution agreements contained in this
          Section 7 are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

          (e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

          (f) Unless otherwise superseded by an underwriting agreement entered into in connection with an underwritten public offering, the obligations of the Company and Holders under this Section 7 shall survive the completion of any offering of Registrable Securities in a registration under Section 2, and otherwise shall survive the termination of this Agreement.

     8. Reports Under Exchange Act. With a view to making available to the Holders the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

          (a) make and keep available adequate current public information, as those terms are understood and defined in Rule 144;

          (b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time the Company is subject to such reporting requirements); and

          (c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act, and the Exchange Act (at any time the Company is subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time the Company is so qualified to use such form); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time the Company is subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time the Company is so qualified to use such form).

     9. Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of Holder 1, enter into any agreement with any holder or prospective holder of any securities of the Company that (i) would allow such holder or prospective holder
(i) to include such securities in any registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the number of the Registrable Securities of the Holders that are included or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder.

     10. Miscellaneous

          (a) Remedies. In the event of a breach by the Company or by a Holder, of any of their obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company and each Holder agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

          (b) No Piggyback on Registrations. Except as set forth on Schedule 10(b) attached hereto, neither the Company nor any of its security holders (other than the Holders in such capacity pursuant hereto) may include securities of the Company in a Registration Statement other than the Registrable Securities.

          (c) Compliance. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to a Registration Statement.

          (d) Discontinued Disposition. Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 4(h), such Holder will forthwith discontinue disposition of such Registrable Securities under a Registration Statement until such Holder's receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing (the "ADVICE") by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. The Company will use commercially reasonable efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable under the circumstances.

          (e) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and Holder 1. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates to the rights of one or more Holders exclusively and that does not directly or indirectly affect the rights of the other Holders may be given by Holders of all of the Registrable Securities to which such waiver or consent relates; provided, however, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence.

          (f) Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the Purchase Agreement.

          (g) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each Holder. The Company may not assign its rights or obligations hereunder without the prior written consent of Holder 1. Each Holder may assign their respective rights hereunder in the manner and to the Persons as permitted under the Purchase Agreement.

          (h) No Inconsistent Agreements. Neither the Company nor any of its Subsidiaries has entered, as of the date hereof, nor shall the Company or any of its Subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities, that would have the effect of impairing the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof. Except as set forth on Schedule 10(b), neither the Company nor any of its Subsidiaries has previously entered into any agreement granting any registration rights with respect to any of its securities to any Person that have not been satisfied in full.

          (i) Execution and Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

          (j)  Governing  Law.  All  questions   concerning  the   construction,
     validity, enforcement and interpretation of this Agreement shall be determined with the provisions of the Purchase Agreement.

          (k) Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

          (l) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

          (m) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

          (n) Independent Nature of Holders' Obligations and Rights. The obligations of each Holder hereunder are several and not joint with the obligations of any other Holder hereunder, and no Holder shall be responsible in any way for the performance of the obligations of any other Holder hereunder. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any Holder pursuant hereto or thereto, shall be deemed to constitute the Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holders are in any way acting in concert with respect to such obligations or the transactions contemplated by this Agreement. Each Holder shall be entitled to protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Holder to be joined as an additional party in any proceeding for such purpose.


                            *************************

                            (Signature Pages Follow)

                  IN  WITNESS   WHEREOF,   the  parties   have   executed   this
Registration Rights Agreement as of the date first written above.



THE COMPANY:

WILSONS THE LEATHER EXPERTS INC.


By: /s/ Stacy A. Kruse
    -----------------------------------------
      Name:     Stacy A. Kruse
      Title:    Chief Financial Officer

                [SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]


PURCHASER:

MARATHON FUND LIMITED PARTNERSHIP V

By: Miltiades, LLP
Its: General Partner

By: Marathon Ultimate GP, LLC
Its: General Partner


By: /s/ Van Zandt Hawn
    --------------------------------------
      Name:   Van Zandt Hawn
      Title:  Manager

                [SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]


PURCHASER:

PENINSULA INVESTMENT PARTNERS, L.P.

By:   Peninsula Capital Appreciation, LLC
Its:  General Partner

By: /s/ R. Ted Weschler
    --------------------------------------
      Name:   R. Ted Weschler
      Title:  Managing Partner

                [SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]


PURCHASER:

QUAKER CAPITAL PARTNERS I, L.P.

By:   Quaker Premier, L.P.
Its:  General Partner

By:   Quaker Capital Management Corporation
Its:  General Partner

By: /s/ Mark G. Schoeppner
    -----------------------------------------
      Name:   Mark G. Schoeppner
      Title:  President

                [SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]


PURCHASER:

QUAKER CAPITAL PARTNERS II, L.P.

By:   Quaker Premier II, L.P.
Its:  General Partner

By:   Quaker Capital Management Corporation
Its:  General Partner

By: /s/ Mark G. Schoeppner
    ----------------------------------------------
      Name:   Mark G. Schoeppner
      Title:  President




                                   SCHEDULE 1

                                   PURCHASERS

                                                                          Subscription
               Purchaser                Shares        Warrant Shares         Amount
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
MARATHON FUND LIMITED PARTNERSHIP V     35,000          11,666,667         $35,000,000
------------------------------------------------------------------------------------------
PENINSULA INVESTMENT PARTNERS, L.P.      5,000           1,666,667          $5,000,000
------------------------------------------------------------------------------------------
QUAKER CAPITAL PARTNERS I, L.P.          3,150           1,050,000          $3,150,000
------------------------------------------------------------------------------------------
QUAKER CAPITAL PARTNERS II, L.P.         1,850             616,666          $1,850,000
------------------------------------------------------------------------------------------




                                                                         ANNEX A

                        WILSONS THE LEATHER EXPERTS INC.

                 SELLING SECURITYHOLDER NOTICE AND QUESTIONNAIRE

         The undersigned beneficial owner of [___________], par value $[__] per share (the "COMMON STOCK"), of [___________], a [___________] corporation (the "COMPANY"), (the "REGISTRABLE SECURITIES") understands that the Company has filed or intends to file with the Securities and Exchange Commission (the "SEC") a registration statement (the "REGISTRATION STATEMENT") for the registration and resale under the Securities Act of 1933, as amended (the "SECURITIES ACT"), of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement, dated as of _________, 2007 (the "REGISTRATION RIGHTS AGREEMENT"), among the Company and the Purchasers named therein. A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

         Certain legal consequences arise from being named as a selling securityholder in the Registration Statement and the related prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling securityholder in the Registration Statement and the related prospectus.

                                     NOTICE

         The undersigned beneficial owner (the "SELLING SECURITYHOLDER") of Registrable Securities hereby elects to include the Registrable Securities owned by it and listed below in Item 3 (unless otherwise specified under such Item 3) in the Registration Statement.

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

                                  QUESTIONNAIRE

1.       NAME.

         (a)   Full legal name of Selling Securityholder


               -----------------------------------------------------------------



         (b) Full legal name of registered holder (if not the same as (a) above) through which Registrable Securities listed in Item 3 below are held:


               -----------------------------------------------------------------



         (c) Full legal name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by the questionnaire):


               -----------------------------------------------------------------




2.       ADDRESS FOR NOTICES TO SELLING SECURITYHOLDER:


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Telephone:
          ----------------------------------------------------------------------
Fax:
    ----------------------------------------------------------------------------
Contact Person:
               -----------------------------------------------------------------

3.       BENEFICIAL OWNERSHIP OF REGISTRABLE SECURITIES:

         (a) Type and number of Registrable Securities beneficially owned (describe nature of ownership and whether voting or investment power over such Registrable Securities is shared):


               -----------------------------------------------------------------

               -----------------------------------------------------------------

               -----------------------------------------------------------------

4.       BROKER-DEALER STATUS:

         (a)   Are you a broker-dealer?

                                            Yes /  /     No /  /

         (b) If "yes" to Section 4(a), did you receive your Registrable Securities as compensation for investment banking services to the Company.

                                            Yes /  /     No /  /

         Note:    If no, the  SEC's  staff  has   indicated  that you should  be
                  identified  as an  underwriter  in the Registration Statement.

         (c)      Are you an affiliate of a broker-dealer?

                                            Yes /  /     No /  /

         (d) If you are an affiliate of a broker-dealer, do you certify that you bought the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

                                            Yes /  /     No /  /

         Note:    If no, the SEC's staff  has  indicated  that  you   should  be
                  identified  as an  underwriter  in the Registration Statement.

5. BENEFICIAL OWNERSHIP OF OTHER SECURITIES OF THE COMPANY OWNED BY THE SELLING SECURITYHOLDER.

               Except as set forth below in this Item 5, the undersigned is not the beneficial or registered owner of any securities of the Company other than the Registrable Securities listed above in
               Item 3.

         (a) Type and amount of other securities beneficially owned by the Selling Securityholder:


               -----------------------------------------------------------------

               -----------------------------------------------------------------

6.       RELATIONSHIPS WITH THE COMPANY:

         Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

         State any exceptions here:


         -----------------------------------------------------------------------

         -----------------------------------------------------------------------


         The undersigned agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective.

         By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 6 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus.

         IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Dated:                             Beneficial Owner:
       -----------------------                      ----------------------------

                                   By:
                                      ------------------------------------------
                                      Name:
                                      Title:

PLEASE FAX A COPY OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE, AND RETURN THE ORIGINAL BY OVERNIGHT MAIL, TO:

                                 SCHEDULE 10(B)
                               REGISTRATION RIGHTS



1. Registration Rights Agreement, dated May 25, 1996, by and among Melville Corporation, Wilsons The Leather Experts Inc., The Managers listed on the Signature pages thereto, Leather Investors Limited Partnership I, and The Partners listed on the Signature Pages thereto, as amended by that certain Amendment to Registration Rights Agreement dated as of August 12, 1999 by and among the Company and the shareholders listed on the attachments thereto (collectively, the "1996 Agreement"). This 1996 Agreement currently provides only for piggyback registration rights, and applies only to one eligible holder (who is currently a member of the Company's Board of Directors.

2. Registration Rights Agreement, dated April 25, 2004, by and among Wilsons The Leather Experts Inc. and the Purchasers named therein (the "2004 Agreement"). This 2004 Agreement will be amended prior to Closing to provide for the shareholder parties thereto to consent to the piggyback registration rights provided for in this Agreement and to agree to be subject to the underwriter cutback provisions set forth in this Agreement related to any exercise of piggyback registration rights.

                                                                      Exhibit E

             Transactions in Shares of the Issuer's Common Stock by
                Quaker Capital Partners I, L.P. ("Quaker I") and
                 Quaker Capital Partners II, L.P. ("Quaker II")


                         Transactions in Preferred Stock
                         -------------------------------

                                                   Amount of Shares
                   Date of      Number of Shares      Underlying      Price of
Entity Name      Transaction     Purchase/(Sold)   Preferred Stock     Shares
-----------      -----------    ----------------  -----------------   --------

Quaker I           6/15/07           3,150           2,100,000 (1)       (1)

Quaker II          6/15/07           1,850           1,233,333 (1)       (1)



                            Transactions in Warrants
                            ------------------------

                                                  Amount of Shares
                 Date of       Number of Shares      Underlying       Price of
Entity Name     Transaction  Purchase/(Cancelled)     Warrants        Warrants
-----------     -----------  -------------------- ----------------    --------
Quaker I         6/15/07           (1) (2)           366,857 (2)       (2)

Quaker I         6/15/07            1 (2)            460,622 (2)       (2)

Quaker I         6/15/07           (1) (2)           366,857 (2)       (2)

Quaker I         6/15/07            1 (2)            460,622 (2)       (2)

Quaker II        6/15/07           (1) (2)           204,572 (2)       (2)

Quaker II        6/15/07            1 (2)            256,859 (2)       (2)

Quaker II        6/15/07           (1) (2)           204,572 (2)       (2)

Quaker II        6/15/07            1 (2)            256,859 (2)       (2)

Quaker I         6/15/07              1            1,050,000 (3)       (2)

Quaker II        6/15/07              1              616,666 (3)       (2)

(1) The Series A Convertible Preferred Stock is convertible into shares of the Issuer's Common Stock at an initial conversion rate of 666.6667 shares of Common Stock for each share of Series A Convertible Preferred Stock. The purchase price for a unit consisting of one share of Series A Convertible Preferred Stock and a warrant to purchase 50% of the Shares issuable upon conversion of such share of Series A Convertible Preferred Stock was $1,000.

(2) These transactions involve the amendment of outstanding warrants in connection with an anti-dilution adjustment to the number of the shares of Common Stock exercisable under, and the per share exercise price under, the warrants. The amendments to the warrants are reported as a cancellation of the outstanding warrants and an acquisition of the new warrants. The adjusted exercise price for the new warrants is $2.39 per share.

(3) The number of shares of Common Stock issuable upon exercise of each warrant and the exercise price per share subject to each warrant are subject to adjustment in the event of stock splits and similar events, and in the event of stock issuances below either the market price or exercise price (other than certain customary exceptions). The purchase price for a unit consisting of one share of Series A Convertible Preferred Stock and a warrant to purchase 50% of the shares of Common Stock issuable upon conversion of such share of Series A Convertible Preferred Stock was $1,000.








                                        2